Unleash Innovation TSMC, Ltd© 02025 TSMC Property Unleash Innovation 2025 First Quarter Earnings Conference April 17, 2025

Unleash Innovation TSMC, Ltd© 12025 TSMC Property Agenda • Welcome Jeff Su, IR Director • 1Q25 Financial Results and 2Q25 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, Chairman & CEO • Q&A

Unleash Innovation TSMC, Ltd© 22025 TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2023 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 18, 2024 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation TSMC, Ltd© 32025 TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 1Q25 (In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 25.53 25.0-25.8 26.88 18.87 -5.1% +35.3% Net Revenue 839.25 868.46 592.64 -3.4% +41.6% Gross Margin 58.8% 57.0%-59.0% 59.0% 53.1% -0.2 ppt +5.7 ppts Operating Expenses (85.19) (86.34) (65.36) -1.3% +30.3% Operating Margin 48.5% 46.5%-48.5% 49.0% 42.0% -0.5 ppt +6.5 ppts Non-Operating Items 23.82 23.09 17.52 +3.2% +35.9% Net Income Attributable to Shareholders of the Parent Company 361.56 374.68 225.49 -3.5% +60.3% Net Profit Margin 43.1% 43.1% 38.0% 0.0 ppt +5.1 ppts EPS (NT Dollar) 13.94 14.45 8.70 -3.5% +60.4% ROE 32.7% 36.2% 25.4% -3.5 ppts +7.3 ppts Shipment (Kpcs, 12"-equiv. Wafer) 3,259 3,418 3,030 -4.7% +7.6% Average Exchange Rate--USD/NTD 32.88 32.8 32.30 31.40 +1.8% +4.7% * Diluted weighted average outstanding shares were 25,929mn units in 1Q25 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company 1Q25 4Q24 1Q24 1Q25 Over 4Q24 1Q25 Over 1Q24

Unleash Innovation TSMC, Ltd© 42025 TSMC Property 1Q25 Revenue by Technology - 50 100 150 200 250 300 350 400 450 500 550 600 R e v e n u e ( N T $ B ) 7nm 5nm 3nm 7nm and Below Revenue 0.11/0.13um 2% 90nm 1% 0.25um and above 0% 40/45nm 3% 28nm 7% 16/20nm 7% 0.15/0.18um 3% 65nm 4% 7nm 15% 5nm 36% 3nm 22%

Unleash Innovation TSMC, Ltd© 52025 TSMC Property 1Q25 Revenue by Platform +7% -22% -9% +14% +8% +20% Growth Rate by Platform (QoQ) Automotive 5% DCE 1% Others 2% IoT 5% Smartphone Automotive OthersHPC IoT DCE HPC 59% Smartphone 28%

Unleash Innovation TSMC, Ltd© 62025 TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets (In NT$ b illions) Amount % Amount % Amount % Cash & Marketable Securities 2,703.09 37.9% 2,422.02 36.2% 1,922.66 33.2% Accounts Receivable 243.95 3.4% 272.09 4.1% 201.98 3.5% Inventories 293.39 4.1% 287.86 4.3% 267.12 4.6% Long-term Investments 160.79 2.2% 149.04 2.2% 138.47 2.4% Net PP&E 3,400.81 47.7% 3,234.98 48.3% 3,051.85 52.7% Total Assets 7,133.29 100.0% 6,691.94 100.0% 5,787.89 100.0% Current Liabilities 1,399.80 19.6% 1,264.53 18.9% 1,026.18 17.7% Long-term Interest-bearing Debts 986.98 13.8% 958.43 14.3% 965.56 16.7% Total Liabilities 2,531.66 35.5% 2,368.36 35.4% 2,122.18 36.7% Total Shareholders' Equity 4,601.63 64.5% 4,323.58 64.6% 3,665.71 63.3% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) * Total outstanding shares were 25,933mn units at 3/31/25 ** Asset productivity = Annualized net revenue / Average net PP&E 83 1Q25 4Q24 1Q24 28 27 31 80 90 2.4 2.4 2.4 1.0 1.1 0.8

Unleash Innovation TSMC, Ltd© 72025 TSMC Property Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures (In NT$ billions) 1Q25 4Q24 1Q24 Beginning Balance 2,127.63 1,886.78 1,465.43 Cash from operating activities 625.57 620.21 436.31 Capital expenditures (330.83) (361.95) (181.30) Cash dividends (103.72) (103.73) (77.80) Bonds payable 16.20 (1.75) 22.80 Investments and others 59.95 88.07 32.76 Ending Balance 2,394.80 2,127.63 1,698.20 Free Cash Flow 294.74 258.26 255.01*

Unleash Innovation TSMC, Ltd© 82025 TSMC Property 2Q25 Guidance ◼ Revenue to be between US$28.4 billion and US$29.2 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 32.5 NT dollars, management expects: ◼ Gross profit margin to be between 57% and 59% ◼ Operating profit margin to be between 47% and 49%

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